
Ark
Therapeutics

RECEIVED

2005 JAN 11 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

4 January 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA


05005101

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N.R.C. Plummer

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE DECEMBER 1, 2004**
1.1	**Miscellaneous Notifications filed with The London Stock Exchange**
1.1.1	Announcement dated December 7, 2004 regarding EG006 Named Patient Supply
2.	**PRESS RELEASES SINCE DECEMBER 1, 2004**
2.1	Press release dated December 7, 2004 regarding EG006 Named Patient Supply (see 1.1.1 above)

Regulatory Announcement

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	EG006 named patient supply
Released	07:00 07-Dec-04
Number	0845G

Ark responds to requests to supply EG006 - Vitor™ on named patient basis

London, UK, December 7th 2004: Ark Therapeutics, the specialist healthcare group, today announces that it has agreed to supply Vitor™ on a named patient basis to allow patients completing its Phase III programme in cancer cachexia to continue their treatment. Ark's decision to make the product available on a named patient basis is in response to requests from investigators in the USA and UK. The FDA accepted the continued use of Vitor™ as part of the IND already held by Ark.

Vitor™ is an oral therapy being developed for the treatment of cachexia (muscle wasting) in cancer. Whilst the mode of action is not yet fully elucidated, it has been shown to up-rate the ability of mitchondria to produce energy and prevent the breakdown of muscle proteins (actin and myosin) probably via the ubiquitin-proteasome proteolytic pathway. Preclinical work with Vitor™ using a human colon cancer cachexia model has shown a 40% magnitude of effect on body weight, as well as a survival effect. Vitor™ is currently in Phase III clinical development and has been awarded Fast Track Designation by the FDA.

Dr. Alan Boyd, Research and Development Director at Ark, commented: "This is the first trial of Vitor in cachexia and the study is progressing well. Given the serious nature of this medical condition, it is entirely appropriate patients be given access to Vitor™ if they or their investigators request it for continued use after the trial. It is very encouraging to be receiving such requests at this stage and we look forward to seeing the results of the trial next year."

For further information, please contact:

Ark Therapeutics Group plc — 020 7388 7722
Dr Nigel Parker, CEO
Dr Alan Boyd, Director of Research and Development

Financial Dynamics — 020 7831 3113
David Yates
Lucy Briggs

Notes to Editors
Vitor™ and cachexia in cancer
Vitor™ is an oral small molecule therapy for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer. The active ingredient was originally developed as a treatment for high blood pressure and is currently marketed in Japan and certain countries in Europe. It is estimated that between 40 to 90 percent, depending on the type of cancer, of all cancer patients with solid tumours experience muscle wasting. It is prevalent particularly in the common cancers such a lung, pancreatic, stomach and colon cancer. It is estimated that there will be over three million new cases of cancer in Europe and the US in 2004 of which a large majority will involve solid tumours.

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced

portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Dr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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